Susan J. Lazzo

Tel: 781-446-1638

ext.

Fax:

Susan_Lazzo@sunlife.com

April 22, 2003 VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Re: Sun Life of Canada (U.S.) Variable Account G ("Registrant")

Sun Life Assurance Company of Canada (U.S.)("Depositor")

Request for Withdrawal of Registration Statement on Form N-6 (File Nos. 333-65048 and 811-07837)

Accession Number: 0001020523-03-000011

CIK: 0001020523

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, Registrant and Depositor respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above captioned Form N-6 Registration Statement filed with the Commission at 11:20 AM on April 22, 2003 (the "Registration Statement").

This request for withdrawal is being made because the Registrant inadvertently submitted the registration statement as a Rule 485(a) filing rather than a Rule 485(b) filing. Concurrent with or shortly after the filing of this request for withdrawal, Registrant will file a new registration statement as a Rule 485(b) filing.

Registrant and Depositor respectfully submit that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above.

Any questions regarding this matter may be directed to the undersigned at 781-446-1638.

Sincerely,

/SUSAN J. LAZZO/

Susan J. Lazzo

Counsel

cc: Mark Cowan